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                                                                       EXHIBIT H
                 [LETTERHEAD OF TM CAPITAL CORP. APPEARS HERE]

Board of Directors
Megamation Inc.
51 Everett Drive, Building #B4
Lawrenceville, NJ  08648

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, of the proposed consideration to be received by the public shareholders (other than Mr. Max Cooper and Mr. Tristram C. Colket, Jr.) of Megamation Inc. ("Megamation" or the "Company") pursuant to an Agreement and Plan of Merger dated as of March 19, 1996 (the "Merger Agreement") between the Company and MI Merger Corp. ("Mergerco"), a Delaware corporation formed by Mr. Max Cooper and Mr. Tristram C. Colket, Jr., which provides that each outstanding share of Megamation Common Stock not owned by Mergerco will be converted into the right to receive $0.10 per share in cash (the "Merger").

     You have furnished us with a draft of the Proxy Statement of Megamation dated March 15, 1996 for a Special Meeting of Stockholders to be held in connection with the proposed Merger, in substantially the form to be filed with the Securities and Exchange Commission. The Merger Agreement, as executed, was also furnished to us for review.

     For the purpose of this opinion, we have undertaken certain reviews, analyses and inquiries as we have deemed relevant and have, among other things:

     (i)    reviewed the Proxy Statement;

     (ii) reviewed publicly available information relating to Megamation including annual reports on Form 10-K for the five fiscal years ended June 30, 1995 and quarterly reports on Form 10-Q for the periods ended September 30, 1995 and December 31, 1995;

     (iii) discussed with senior management of Megamation the Company's historical and current operations, financial condition and future prospects and reviewed certain internal financial information, business plans and forecasts prepared by management;

     (iv)   visited the headquarters and manufacturing facilities of Megamation;

     (v) reviewed the historical prices and trading volume of the Megamation Common Stock;

     (vi) reviewed certain financial and market data for Megamation and compared such information with similar information for certain publicly traded companies which we deemed comparable;

     (vii) reviewed the financial terms of certain mergers and acquisitions of businesses which we deemed comparable; and

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Board of Directors
March 19, 1996
Page 2


     (viii) performed such other analyses and investigations and considered such other factors as we deemed appropriate.

     In connection with our opinion, we were not authorized to and, consequently, did not solicit any alternative proposals for a merger or acquisition of Megamation. In rendering our opinion, we have relied upon and assumed without independent verification the accuracy and completeness of all of the financial and other information provided to us. We have further relied upon the assurance of management of Megamation that they are unaware of any facts that would make such information incomplete or misleading. In arriving at our opinion, we have not performed any independent evaluation or appraisal of the assets of Megamation. Our opinion is necessarily based on the economic, market and other conditions existing on the date of our opinion.

     Based upon the foregoing, it is our opinion as of the date hereof that the proposed consideration to be received pursuant to the Merger Agreement is fair to the public shareholders of Megamation (other than Mr. Max Cooper and Mr. Tristram C. Colket, Jr.) from a financial point of view.

                                           Very truly yours,


                                           TM CAPITAL CORP.